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                             February 6, 2023

       Allison James
       Chief Executive Officer
       CLStv Corp.
       485c US Highway 1 South
       Suite 350 #1020
       Iselin, NJ 08830

                                                        Re: CLStv Corp.
                                                            Offering Statement
on Form 1-A
                                                            Filed February 2,
2023
                                                            File No. 024-12143

       Dear Allison James:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Jackson Morris